UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioLok International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090943 20 0

(CUSIP Number)

Daniel C. Lubin

Radius Venture Partners II, LLC

400 Madison Avenue, 8th Floor

New York, NY  10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Lubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Lubin disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jordan S. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Davis disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Radius Venture Partners II, LLC disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 1 amends the statement on Schedule 13D filed on September 13, 2006 (the “Schedule 13D”) which relates to the Common Stock, par value $0.01 per share (“Common Stock”) of BioLok International Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 368 South Military Trail, Deerfield Beach, Florida  33442.  All capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 to Schedule 13D is being filed to reflect the acceptance for payment on October 24, 2006 by Tumbler Merger Corp. of all of the validly tendered and not properly withdrawn outstanding shares of the Issuer’s Common Stock in connection with a cash tender offer made pursuant to the terms of the Agreement and Plan of Merger, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and the Issuer.  The tender offer expired at 12:00 midnight, New York City time, on October 23, 2006.  Accordingly, the Filing Parties no longer beneficially own any shares of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, Radius Venture Partners II, L.P. does not beneficially own any shares of the Issuer’s outstanding Common Stock.
(b)	Radius Venture Partners II, L.P. does not have the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock.
(c)	Except as described in the Schedule 13D and in this Amendment No. 1 to Schedule 13D, none of the Filing Parties has effected any transactions in the Common Stock during the past 60 days.

Item 7.	Material to Be Filed as Exhibits

Press Release issued by HealthpointCapital Partners II, L.P., Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. dated October 25, 2006.  (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 25, 2006 and incorporated herein in its entirety).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2006

RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

	By:	/s/	Jordan S. Davis
Jordan S. Davis
Managing Member

	By:	/s/	Daniel C. Lubin
Daniel C. Lubin
Managing Member

RADIUS VENTURE PARTNERS II, LLC

	By:	/s/	Jordan S. Davis
Jordan S. Davis
Managing Member

	By:	/s/	Daniel C. Lubin
Daniel C. Lubin
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin

EXHIBIT INDEX

Press Release issued by HealthpointCapital Partners II, L.P., Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. dated October 25, 2006.  (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 25, 2006 and incorporated herein in its entirety).